485APOS   File Nos. 333-171427
Allianz Vision (POS)   811-05618

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.

Post-Effective Amendment No.   4   X

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No.   314   X

(Check appropriate box or boxes.)
ALLIANZ LIFE VARIABLE ACCOUNT B
(Exact Name of Registrant)

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
(Name of Depositor)

5701 Golden Hills Drive, Minneapolis, MN 55416-1297
(Address of Depositor's Principal Executive Offices) (Zip Code)

(763) 765-2913
(Depositor's Telephone Number, including Area Code)

Stewart D. Gregg, Senior Securities Counsel
Allianz Life Insurance Company of North America
5701 Golden Hills Drive
Minneapolis, MN 55416-1297
(Name and Address of Agent for Service)

It is proposed that this filing will become effective (check the appropriate box):

_____ immediately upon filing pursuant to paragraph (b) of Rule 485

_____ on (date) pursuant to paragraph (b) of Rule 485

__X__ 60 days after filing pursuant to paragraph (a)(1) of Rule 485

_____ on _____ pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following:

_____ this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Approximate Date of the Proposed Public Offering: January 23, 2012

Titles of Securities Being Registered: Individual Flexible Purchase Payment Variable Deferred Annuity Contracts

EXPLANATORY NOTE

Registrant is filing this post-effective amendment solely for the following purposes:

- To remove the following language from the cover page of the prior post-effective amendment filing:

  Parts A and B were filed in Registrant's Pre-effective Amendment No. 1 to Form N-4 (File Nos. 333-171427 and 811-05618) on April 7, 2011 and are incorporated by reference. Supplements to Part A, dated June 20, 2011 and September 19, 2011 are incorporated by reference.

- To indicate the following changes for the prospectus and statement of additional information contained in the prior post-effective amendment filing, which will be reflected in definitive versions thereof filed pursuant to Rule 497(c):

  1. Change the date of the prospectus to read as follows: Dated: January 2, 2012

  2. Revise the disclosure on page 2 of the prospectus under the heading "Optional Benefits That Are No Longer Available" to read as follows:

     Optional Benefits That Are No Longer Available

     Prospectus Appendix C includes information on features and charges for the following benefits we no longer offer.

Appendix	Benefit No Longer Available	Available From	Available Through
C	Income Protector (05.11)	May 2, 2011	January 22, 2012
	Investment Protector (05.11)	May 2, 2011	January 22, 2012

  3. Change the date of the Statement of Additional Information to read as follows: Dated: January 2, 2012

In all other respects, the registration statement, as amended, remains the same.


SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, Allianz Life Insurance Company of North America on behalf of the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized in the City of Minneapolis and State of Minnesota, on this 30th day of December, 2011.


ALLIANZ LIFE VARIABLE ACCOUNT B
(Registrant)

By: ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
(Depositor)

By: /s/ STEWART D. GREGG
Stewart D. Gregg
Senior Securities Counsel

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
(Depositor)

By: GARY C. BHOJWANI*
Gary C. Bhojwani
President and Chief Executive Officer


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 30th day of December, 2011.

Signature	Title
Jay S. Ralph*	Director and Chairman of the Board
Gary C. Bhojwani*	Director, President & Chief Executive Officer
Giulio Terzariol*	Director, Senior Vice President and Chief Financial Officer
Dr. Helmut Perlet*	Director
Michael P. Sullivan*	Director
Dale E. Lauer*	Director

*   By Power of Attorney filed as Exhibit 13 to this Registration Statement


By: /s/ STEWART D. GREGG
Stewart D. Gregg
Senior Securities Counsel
